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Sprott Physical Gold Trust

Report to Unitholders
SEPTEMBER 30, 2011

Table of Contents

Management Report of Fund Performance	2
Interim Financial Statements	6
Notes to the Interim Financial Statements	11

Sprott Physical Gold Trust                    September 30, 2011

Management Report of Fund Performance*

Investment Objective and Strategies

Sprott Physical Gold Trust (the "Trust") is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on the New York Stock Exchange ("NYSE") Arca and the Toronto Stock Exchange ("TSX") under the symbols "PHYS" and "PHY.U", respectively.

Risks

The risks of investing in the Trust are detailed in the Trust's most recent annual information form dated March 11, 2011. There have been no material changes to the Trust since inception that affected the overall level of risk. The principal risks associated with investing in the Trust are the price of gold, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical gold bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

During the nine-month period from January 1, 2011 to September 30, 2011, the trust redeemed 102,076 units for cash at a cost of $1.2 million and 44,000 units were redeemed for 1 bar of gold bullion. During the period the Trust also issued 49,018,500 units for total proceeds of $646,593,090.

The value of the net assets of the Trust as of September 30, 2011 was $1,998.0 million or $13.69 per unit, compared to $1,171.7 million or $12.07 per unit as at December 31, 2010, the Trust's most recent fiscal year end. The Trust held 1,222,377 ounces of physical gold bullion as of September 30, 2011, an increase from 820,753 ounces held at December 31, 2010. As at September 30, 2011, the spot price of gold was $1,623.97 an ounce compared to a price of $1,420.78 an ounce as at December 31, 2010.

For the period from July 1, 2011 to September 30, 2011, total unrealized gains on physical gold bullion amounted to $132.1 million compared to unrealized gains of $44.9 million during the same period in 2010. For the period from January 1, 2011 to September 30, 2011, total unrealized gains on physical gold bullion amounted to $209.5 million compared to unrealized gains of $90.6 million during the same period in 2010.

*
In this report, net asset value ("NAV") refers to the value of the Trust as calculated for transaction purposes, whereas net assets is used for financial statement purposes. All references to currencies in this report are in United States Dollars, unless stated otherwise.

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund's financial statements. This report contains financial highlights but does not contain the complete interim financial statements of the investment fund. A copy of the interim financial statements has been included separately within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprott.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1. Securityholders may also contact us using one of these methods to request a copy of the investment fund's proxy voting policies and procedures, proxy voting disclosure record or quarterly portfolio disclosure.

The Trust's net asset value per unit on September 30, 2011 was $13.69. The units closed at $14.03 on the NYSE Arca and $14.05 on the TSX on September 30, 2011 compared to closing prices of $12.35 on the NYSE Arca and $12.32 on the TSX on December 31, 2010. The units are denominated in U.S. dollars on both exchanges. During the period from July 1, 2011 to September 30, 2011, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 3.1% compared to 3.3% for the nine-months ended September 30, 2011.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from July 1, 2011 to September 30, 2011, the Trust incurred management fees of $1,801,609 (not including applicable Canadian taxes) compared to $673,379 for the same period in 2010. For the period from January 1, 2011 to September 30, 2011, the Trust incurred management fees of $4,153,432 (not including applicable Canadian taxes) compared to $1,280,767 for the same period in 2010. The higher fees in both periods in 2011 were the result of an increase in the total net assets of the Trust, the result of a higher price of gold and additional unit issuances since those periods in 2010.

EXPENSE CAP

The Manager has contractually agreed that if the expenses of the Trust, including the management fees, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager for such month. For the three and nine-month periods ended September 30, 2011, there was no such reduction in the management fee as management fees did not exceed the above noted cap in any month during those periods.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from July 1, 2011 to September 30, 2011 amounted to $160,847 (not including applicable Canadian taxes) compared to $147,252 for the same period in 2010. Operating expenses for the period from January 1, 2011 to September 30, 2011 amounted to $800,485 (not including applicable Canadian taxes) compared to $309,208 for the same period in 2010. The increase in expenses was the result of increased costs of bullion storage due to additional purchases of bullion as well as legal costs related to filing and reporting requirements in Canada and the U.S.

Sprott Physical Gold Trust                    September 30, 2011

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust's financial performance for the three and nine-month periods ended September 30, 2011 and for the year ended December 31, 2010.

Net assets per unit1

	For the three months ended September 30, 2011 $	For the nine months ended September 30, 2011 $	For the year ended December 31, 2010 $

Net assets per unit, beginning of period	12.69	12.07	10.00

Increase(decrease) from operations[2]:
Total revenue	–	–	–
Total expenses	(0.02)	(0.05)	(0.05)
Realized gains (losses) for the period	–	–	–
Unrealized gains for the period	0.93	1.74	3.06

Total increase from operations	0.91	1.69	3.01

Net assets per unit, end of period	13.69	13.69	12.07

1
This information is derived from the Trust's unaudited interim and annual financial statements.
2
Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	September 30, 2011	December 31, 2010

Total net asset value (000's)[1]	$1,998,001	$1,171,746
Number of Units outstanding[1]	145,921,997	97,049,573
Management expense ratio (3 months)[2]	0.43%	0.46%
Management expense ratio (9 months)[2]	0.47%	0.46%
Trading expense ratio[3]	Nil	Nil
Portfolio turnover rate[4]	Nil	Nil
Net asset value per Unit	$13.69	$12.07
Closing market price – NYSE Arca	$14.03	$12.35
Closing market price – TSX	$14.05	$12.32

This information is provided as at September 30, 2011, or the end of the period shown, as applicable.

Management expense ratio ("MER") for the three and nine month periods are based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and are expressed as annualized percentages of daily average net asset value during the periods from July 1, 2011 to September 30, 2011 and from January 1, 2011 to September 30, 2011. The MER for the period from July 1, 2011 to September 30, 2011 on an unannualized basis is 0.11%. The MER for the period from January 1, 2011 to September 30, 2011 on an unannualized basis is 0.35%.

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.
4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust's portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Sprott Physical Gold Trust                    September 30, 2011

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for each of the periods shown, and illustrates how the Trust's performance has changed from period to period. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

*
One year return from January 1, 2010 to December 31, 2010.
**
Three month return from July 1, 2011 to September 30, 2011.
***
Nine month return from January 1, 2011 to September 30, 2011.

Summary of Investment Portfolio

As of September 30, 2011

	Ounces	Fair Value per ounce $	Average Cost $	Fair Value $	% of Net Assets %

Physical gold bullion	1,222,377	1,623.97	1,592,717,861	1,985,109,127	99.4
Cash and Cash Equivalents				13,753,544	0.7
Other Net Liabilities				(862,057)	(0.1)

Total Net Assets				1,998,000,614	100.0

     This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold Trust

Unaudited interim financial statements

September 30, 2011

Sprott Physical Gold Trust

Unaudited interim statements of comprehensive income

	For the three months ended September 30, 2011	For the three months ended September 30, 2010	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010

	$	$	$	$
Income
Unrealized gains on gold bullion	132,152,520	44,867,781	209,554,107	90,563,913

	132,152,520	44,867,781	209,554,107	90,563,913

Expenses
Management fees (note 11)	1,801,609	673,379	4,153,432	1,280,767
Sales Tax	267,174	94,423	633,119	132,743
Bullion storage fees	83,363	68,259	283,640	121,520
Audit fees	26,406	26,405	107,126	62,570
Independent Review Committee fees	25,498	7,475	32,418	11,323
Listing and regulatory filing fees	13,231	25,898	95,731	69,867
General and administrative	6,225	13,563	36,148	32,323
Net foreign exchange (gains) losses	2,421	2,050	(12,285)	3,073
Legal fees	2,401	2,401	253,785	5,690
Trustee fees	1,302	1,201	3,922	2,845

	2,229,630	915,054	5,587,036	1,722,718

Realized gains (losses) on investments
Net realized gains on sales of investments	–	–	83,411	–
Net realized gains (losses) on foreign exchange	604	–	(2,935)	–

Net realized gains on investments	604	–	80,476	–

Net income for the period	129,923,494	43,952,727	204,047,547	88,841,195
Other comprehensive income	–	–	–	–

Total comprehensive income for the period	129,923,494	43,952,727	204,047,547	88,841,195

Basic and diluted income per Unit (note 9)	0.92	0.62	1.69	1.89

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Eric Sprott	Steven Rostowsky
DIRECTOR	DIRECTOR

Sprott Physical Gold Trust

Unaudited interim statements of financial position

	As at September 30, 2011	As at December 31, 2010

	$	$
Assets
Cash (note 6)	13,753,544	5,862,468
Gold bullion	1,985,109,127	1,166,105,984

Total assets	1,998,862,671	1,171,968,452

Liabilities
Management fees payable (note 11)	631,888	–
Accounts payable	230,169	223,036

Total liabilities	862,057	223,036

Equity
Unitholders' capital	1,685,022,381	1,039,890,051
Unit premium and reserves	78,963	16,759
Retained earnings	383,520,096	179,790,710
Underwriting commissions and issue expenses	(70,620,827)	(47,952,104)

Total equity (note 8)	1,998,000,614	1,171,745,416

Total liabilities and equity	1,998,862,671	1,171,968,452

Total equity per Unit	13.69	12.07

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Unaudited interim statements of changes in equity

	Number of Units Outstanding	Unitholders' Capital	Retained Earnings	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity

		$	$	$	$	$
Balance at December 31, 2009	1	10	–	–	–	10
Cancellation of Unit	(1)	(10)	–	–	–	(10)
Proceeds from issuance of Units (note 8)	97,078,555	1,040,179,870	–	–	–	1,040,179,870
Net income for the period	–	–	88,841,195	–	–	88,841,195
Underwriting commissions and issue expenses	–	–	–	(47,776,600)	–	(47,776,600)

Balance at September 30, 2010	97,078,555	1,040,179,870	88,841,195	(47,776,600)	–	1,081,244,465

Balance at December 31, 2010	97,049,573	1,039,890,051	179,790,710	(47,952,104)	16,759	1,171,745,416
Proceeds from issuance of Units (note 8)	49,018,500	646,593,090	–	–	–	646,593,090
Cost of Redemption of Units (note 8)	(146,076)	(1,460,760)	(318,161)	–	62,204	(1,716,717)
Net income for the period	–	–	204,047,547	–	–	204,047,547
Underwriting commissions and issue expenses	–	–	–	(22,668,723)	–	(22,668,723)

Balance at September 30, 2011	145,921,997	1,685,022,381	383,520,096	(70,620,827)	78,963	1,998,000,614

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Unaudited interim statements of cash flows

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010

	$	$
Cash flows from operating activities
Net income for the period	204,047,547	88,841,195
Adjustment to reconcile net income for the period to net cash from operating activities
Unrealized gains on gold bullion	(209,554,107)	(90,563,913)
Net changes in operating assets and liabilities
Increase in accounts payable and management fees payable	639,021	706,580

Net cash used in operating activities	(4,867,539)	(1,016,138)

Cash flows from investing activities
Purchase of gold bullion	(609,959,827)	(983,268,826)

Net cash used in investing activities	(609,959,827)	(983,268,826)

Cash flows from financing activities
Proceeds from issuance of Units (note 8)	646,593,090	1,040,179,870
Payments on cancellation of Unit (note 8)	–	(10)
Payments on redemption of Units (note 8)	(1,205,926)	–
Underwriting commissions and issue expenses	(22,668,723)	(47,776,600)

Net cash provided by financing activities	622,718,441	992,403,260

Net increase in cash during the period	7,891,076	8,118,296
Cash at beginning of period	5,862,468	10

Cash at end of period (note 6)	13,753,544	8,118,306

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust
Notes to the Interim Financial Statements September 30, 2011

1. Organization of the Trust

Sprott Physical Gold Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010 (the "Trust Agreement"). The Trust's initial public offering was priced on February 25, 2010 and closed on March 3, 2010. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units"). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "PHYS" and "PHY.U", respectively.

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices. The Trust has only purchased and expects only to own "Good Delivery Bars" as defined by the London Bullion Market Association ("LBMA"), with each bar purchased being verified against the LBMA source.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement with the Trust. RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Dexia Investor Services Trust also acts as custodian on behalf of the Trust for the Trust's assets other than physical gold bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical gold bullion owned by the Trust.

The financial statements of the Trust as at and for the three and nine-months ended September 30, 2011 were authorized for issue by the Manager on November 14, 2011.

2. Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB" or the "Board").

The financial statements have been prepared on a historical cost basis, except for physical gold bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

2.1 Summary of Significant Accounting Policies

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions.

(ii) Gold bullion

Investments in gold bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards ("IAS") 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical gold bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iii) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

(iv) Share Capital

Classification of redeemable units

Redeemable units are classified as equity instruments when:

  •
  The units entitle the holder to a pro rata share of the Trust's net assets in the event of the Trust's liquidation;
  •
  The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;
  •
  All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;
  •
  The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder's rights to a pro rata share of the Trust's net assets; and
  •
  The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

  •
  Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and
  •
  The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

(v) Fees and commission expenses

Fees and commission expenses are recognized on an accrual basis.

(vi) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(vii) Functional and presentation currency

The Trust's functional and presentation currency is the US Dollar. The Trust's performance is evaluated and its liquidity is managed in US Dollars. Therefore, the US Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3. Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Trust's financial statements requires the Manager to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Trust's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the financial statements:

Going Concern

The Trust's management has made an assessment of the Trust's ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimates and Assumptions

The key accounting assumptions concerning the future and other key sources of estimation uncertainty at the recording date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Trust generally treats gains from the disposition of gold bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of gold bullion, and generally disposes of its holdings in gold bullion only for the purposes of meeting redemptions. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

4. Certain Relevant Standards, Interpretations and Amendments Issued But Not Yet Effective

Standards issued but not yet effective at the date of the issuance of the Trust's financial statements are listed below.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the Board's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement, and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The adoption of IFRS 9 is not expected to have a material effect on the classification and measurement of the Trust's financial assets.

In May 2011, the IASB issued the following standard which has not yet been adopted by the Trust: IFRS 13 Fair Value Measurement.

The aforementioned new standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Trust has started the process of assessing the impact that the new and amended standard will have on its financial statements or whether to early adopt any of the new requirements.

5. Segment Information

For management purposes, the Trust is organized into one main operating segment, which invests in physical gold bullion. All of the Trust's activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust's operating income is earned entirely in Canada and is primarily generated from its investment in physical gold bullion.

6. Cash and Cash Equivalents

As at September 30, 2011, cash and cash equivalents consisted entirely of cash on deposit.

7. Fair value of Financial Instruments

As at September 30, 2011, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8. Unitholders' Capital

The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trust's capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trust's capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical gold bullion or cash. Units redeemed for physical gold bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical gold bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold bullion for Units that are being redeemed and the applicable gold storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account. For the nine-month period ended September 30, 2011, the Trust issued 49,018,500 Units and redeemed 146,076 Units.

Net Asset Value

Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders' capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust's objectives for managing capital are:

  •
  To invest and hold substantially all of its assets in physical gold bullion; and
  •
  To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to "Financial risk management objectives and policies" (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9. Earnings Per Unit

Basic earnings per unit ("EPU") is calculated by dividing the net income for the period attributable to the Trust's unitholders by the weighted average number of units outstanding during the period.

The Trust's diluted EPU is the same as basic EPU, since the Trust has not issued any instruments with dilutive potential.

	For the three months ended September 30, 2011	For the nine months ended September 30, 2011	For the three months ended September 30, 2010	For the nine months ended September 30, 2010

Net income for the period attributable to the Trust's redeemable units	$129,923,494	$204,047,547	$43,952,727	$88,841,195

Weighted average number of redeemable units outstanding	141,616,736	120,618,395	71,334,192	47,096,892

Basic and diluted income per redeemable unit	$0.92	$1.69	$0.62	$1.89

10. Financial Risk and Management Objectives and Policies

Introduction

The Trust's objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust's activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust's continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the gold bullion that it holds.

Risk management structure

The Trust's Investment Manager is responsible for identifying and controlling risks.

Risk mitigation

The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

The discussion below clarifies the Trust's management of various risks.

Excessive risk concentration

The Trust's risk is concentrated in the value of physical gold bullion, whose value constitutes 99.4% of total net assets as at September 30, 2011 (99.5% as at December 31, 2010).

Price risk

Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of gold bullion, will result in changes in fair value of such investments.

If the market value of gold increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $19.9 million; conversely, if the value of gold bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of an investment in gold bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at September 30, 2011, approximately $214,218 (December 31, 2010: $155,421) of the Trust's liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling gold bullion transactions. It is the Trust's policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in gold bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for gold bullion, is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and gold bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust's liquidity risk is minimal, since its primary investment is physical gold bullion, which trades in a highly liquid market. All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

11. Related Party Disclosures

The following parties are considered related parties to the Trust:

Investment Manager – Sprott Asset Management LP

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the period from July 1, 2011 to September 30, 2011 amounted to $1,801,609, compared to $673,379 for the same period in 2010. Total management fees for the period from January 1, 2011 to September 30, 2011 amounted to $4,153,432, compared to $1,280,767 for the same period in 2010.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable for the three or nine-month periods ended September 30, 2011 or the three or nine-month periods ended September 30, 2010.

In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Ownership and Other

As at September 30, 2011, the Trust's related parties included Eric Sprott, the CEO and Chief Investment Officer of the Manager. Eric Sprott owned 2.74% of the units of the Trust.

As at September 30, 2011, certain funds for which the Manager of the Trust also acted as the Manager held Units of the Trust. The following funds held the indicated percentage of outstanding Units of the Trust as at September 30, 2011: Sprott Hedge Fund L.P. (0.64%), Sprott

Hedge Fund L.P. II (0.64%), Sprott Offshore Fund, Ltd. (0.44%), Sprott Offshore Fund II, Ltd. (0.27%), Sprott Bull/Bear RSP Fund (0.18%) and Sprott Opportunities Fund L.P. (0.26%).

All related party transactions were made at arm's length on normal commercial terms and conditions. There have been no other transactions between the Trust and its related parties during the reporting period.

12. Independent Review Committee ("IRC")

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13. Soft Dollar Commissions

There were no soft dollar commissions for the three and nine-month periods ended September 30, 2011 or the three and nine-month periods ended September 30, 2010.

14. Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15. Events After the Reporting Period

There were no material events after the reporting period.

16. Comparative Financial Statements

The comparative financial statements have been reclassified from statements previously presented to conform to the current period's presentation.

Corporate Information

Head Office

Sprott Physical Gold Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario M5J 2J1
Telephone: (416) 203-2310
Toll Free: (877) 403-2310
Email: ir@sprott.com

Auditors

Ernst & Young LLP
Ernst & Young Tower
P.O. Box 251, 222 Bay Street
Toronto-Dominion Centre
Toronto, Ontario M5K 1J7

Legal Counsel

Heenan Blaikie LLP
P.O. Box 2900, Suite 2900
333 Bay Street
Bay Adelaide Centre
Toronto, Ontario Canada M5H 2T4

Seward & Kissel LLP
1200 G Street N.W.
Washington, DC 20005

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